GALIANO GOLD ANNOUNCES PASSING OF COO

Vancouver, British Columbia, July 31, 2020 – Galiano Gold Inc. (“Galiano” or the “Company”) (TSX, NYSE American: GAU) (formerly Asanko Gold Inc.) announces with a heavy heart the passing of the Company’s Chief Operating Officer, Mr. Josephat Zvaipa, as a result of complications associated with a COVID-19 infection. The entire Galiano Gold and Asanko Gold Ghana family mourns this loss and we extend our deepest sympathies to Joe’s family.

Mr. Zvaipa joined the group in 2014 and had been the Managing Director of Asanko Gold Ghana Limited from 2015 to mid-2019 during the time that the Asanko Gold Mine was financed, built and commissioned.

He played a pivotal role in making the Asanko Gold Mine a reality we are all proud of today.

Joe moved to Johannesburg to assume the role of Chief Operating Officer of Galiano Gold in 2019. His booming voice, passion and larger-than-life personality will be sorely missed.

The Asanko Gold Mine Joint Venture will continue to be managed by the Executive Vice-President and Managing Director of Asanko Gold Ghana, Mr. Fred Attakumah.

Enquiries:

Lynette Gould
SVP Investor Relations
Toll-Free (N. America): 1-855-246-7341
Telephone: 1-778-729-0608
Email: lynette.gould@galianogold.com

About Galiano Gold Inc.

Galiano is focused on creating a sustainable business capable of long-term value creation for its stakeholders through organic production growth, exploration and disciplined deployment of its financial resources. The company currently operates and manages the Asanko Gold Mine, located in Ghana, West Africa which is jointly owned with Gold Fields Ltd. The Company is strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighbouring communities. For more information, please visit www.galianogold.com.

Neither Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

Source: Galiano Gold Inc.